CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

04012093

January 2, 2004

SUPPL

United States Securities
and Exchange Commission
Washington, D.C. 20549

JAN 12 2004

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc

dlw 1/15

CI Funds

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

CI Fund Management reports total fee-generating assets of $56.7 billion

TORONTO (December 2, 2003) – CI Fund Management Inc. ("CI") today reported that its total fee-generating assets at November 30, 2003, were $56.7 billion, an increase of 51.2% from a month earlier.

This total consists of mutual and segregated fund assets of $32.2 billion, assets under management by Assante Corporation of $7.2 billion, labour-sponsored funds of $871 million, structured products of $848 million, institutional accounts of $4.4 billion, and Assante assets under administration (net of assets under management) of $11.2 billion.

Excluding the Assante assets under administration (net of assets under management), CI's total fee-earning assets were $45.5 billion, an increase of 21.4% from a month ago.

The growth in assets reflects the November 7 closing of CI's acquisition of Skylon Capital Corp., the manager of a series of structured products and the VentureLink Group of labour-sponsored funds, and the November 14 closing of CI's acquisition of Assante, a leading financial planning firm with over 1,000 advisers administering $18.4 billion in assets, including Assante's own assets under management of $7.2 billion.

During November, CI subsidiaries CI Mutual Funds Inc. and Assante posted combined net redemptions of $56 million, which included net sales at Assante of $35 million and net redemptions of $91 million at CI Mutual Funds.

Other developments during November included the conversion of the Synergy unitholder accounts onto the CI administrative platform, completing the integration of Synergy's operations. CI acquired Synergy Asset Management Inc. on October 6, 2003. In addition, all Skylon operations, including its back office, were transferred to CI in November.

"We have fully integrated these two fund companies into CI within two months of the completion of the acquisitions," said Stephen A. MacPhail, CI's Executive Vice-President, Chief Operating Officer and Chief Financial Officer. "This speed is allowing us to quickly take advantage of the synergies of these acquisitions and benefit from the economies of scale that are so important in our industry."

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and

services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

This press release contains forward-looking statements with respect to CI and its products, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
Tel.: (416) 364-1145

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

Skylon launches tax-efficient High Yield & Mortgage Plus Trust

TORONTO (December 5, 2003) – Skylon Advisors Inc. today announced the launch of the High Yield & Mortgage Plus Trust, an investment vehicle designed to provide investors with tax-efficient exposure to investments in high-yield debt and commercial mortgage-backed securities. The trust's portfolio adviser will be Marret Asset Management Inc.

The investment objectives of the High Yield & Mortgage Plus Trust are to provide a stable stream of tax-efficient monthly distributions equal to a 7.5% annual yield and to return at least the $25 per unit subscription price on or about December 31, 2014.

"Not only does the trust provide an attractive after-tax yield," said Skylon President and Chief Executive Officer David R. McBain, "but it will have an active interest rate hedging program. This will help to mitigate the effects rising interest rates may have on the portfolio's investments."

In addition to high-yield debt securities, the fund provides investors with exposure to Canadian commercial mortgage-backed securities, which are securities backed by a portfolio of real estate loans on income-producing properties. "These holdings allow the fund's investors to participate in this relatively new and growing market and provide another level of diversification to the portfolio," Mr. McBain said.

Investors also benefit from the expertise of Marret Asset Management, a Toronto-based firm that currently manages about $335 million in assets. Its principals have extensive experience in the high-yield debt market. President and Chief Executive Officer Barry Allan, who has more than 24 years of investment industry experience, has primary responsibility for the High Yield & Mortgage Plus Trust portfolio. Another firm specializing in real estate and mortgage investments, ACM Advisors Ltd. of Vancouver, has been retained as sub-adviser to provide due diligence on the commercial mortgage-backed securities portion of the portfolio.

Monthly distributions from the trust will be paid in the form of return of capital and capital gains. This structure is more tax-efficient given that return of capital is not taxed and capital gains are generally taxed at a lower rate than dividends or interest income.

The trust is now being offered to the public at a price per unit of $25, with a minimum investment of 100 units, until December 18, 2003. Units of the trust, which are 100% RSP eligible, have been conditionally approved to trade on the Toronto Stock Exchange, under the symbol HYM.UN.

CIBC World Markets Inc. and TD Securities Inc. are the lead agents for the offering, along with a syndicate of other investment dealers.

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment products, including structured products and the VentureLink Group of labour-sponsored funds. Skylon is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with $56.7 billion in fee- generating assets as of November 30, 2003, and the industry's broadest selection of investment funds. Skylon is on the web at www.skyloncapital.com.

-30-

For further information, contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
Tel.: (416) 364-1145

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

(TORONTO, December 10, 2003) - CI Fund Management Inc. announced today that it has decided to delay the consideration being given to converting the company to an income trust structure. As CI had announced earlier this year, it has been examining the merits of converting to an income trust structure and has spent considerable effort over the past months considering related issues. The company has yet to settle upon a structure with sufficient support to proceed at this time.

-30-

For further information, contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
Tel.: (416) 364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

CI Funds continues to streamline portfolio manager lineup

TORONTO (December 12, 2003) – CI Mutual Funds Inc. today announced two portfolio management changes designed to streamline CI's lineup of sub-advisers.

The changes follow the acquisition of Synergy Asset Management Inc. in October 2003, as well as the acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd. in 2002.

"With each acquisition, CI has gained new funds and new portfolio management relationships," said Peter W. Anderson, CI's President and Chief Executive Officer. "This has made it necessary for CI, on an ongoing basis, to streamline its lineup by reducing the number of sub-advisers.

"At the same time, however, we continue to offer one of the strongest lineups of investment managers in Canada and the industry's broadest choice of investment funds."

In the first change, John Hock, Chief Investment Officer of Altrinsic Advisors, LLC, will become portfolio manager of CI World Equity Fund, effective December 13, 2003. The fund has $62 million in assets. Mr. Hock is a long-time manager of several other CI funds, including the top-quartile CI Global Value Fund. Altrinsic replaces MFS Institutional Advisors Inc.

In the second change, Peter Hodson, Vice-President, Portfolio Management in CI's Signature Funds Group, will become portfolio manager of CI Explorer Fund and the CI Explorer Fund Insight Units, effective February 26, 2004. Mr. Hodson, who joined Signature Funds following the Synergy acquisition, also manages Synergy Canadian Small Cap Class. Signature replaces John Sartz of Viking Capital Corp., who guided the fund over the past year. CI Explorer Fund has $259 million in assets.

"With the addition of Peter Hodson, a highly regarded Canadian small-cap manager, it only made sense to move this fund in-house," said Mr. Anderson.

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management company with approximately $56.7 billion in fee-generating assets as of November 30, 2003. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

-30-

For more information, contact:
Peter W. Anderson,
President and Chief Executive Officer
CI Mutual Funds Inc.
416-364-1145

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI continue à rationaliser sa gamme de gestionnaires de portefeuille

TORONTO (Le 12 décembre 2003) – CI Mutual Funds Inc. a annoncé aujourd'hui deux changements dans la gestion des portefeuilles afin de rationaliser la gamme CI de sous-conseillers.

Les changements font suite à l'acquisition de Synergy Asset Management Inc. par CI en octobre 2003, ainsi qu'à l'acquisition de Spectrum Investment Management Limited et de Clarica Diversico Ltd. en 2002.

« Avec chaque acquisition, CI a accumulé de nouveaux fonds et a établi de nouvelles relations dans la gestion de portefeuille, » a déclaré Peter W. Anderson, président et chef de la direction de CI. « Il en est résulté une nécessité, pour CI, de rationaliser sa gamme en réduisant le nombre de sous-conseillers de manière continue. »

« Cependant, nous continuons en même temps d'offrir l'une des gammes de gestionnaires de portefeuille les plus solides au Canada et le plus vaste choix de fonds de placement de l'industrie. »

En premier lieu, John Hock, directeur des placements d'Altrinsic Advisors, LLC, deviendra gestionnaire du Fonds d'actions mondiales CI à compter du 13 décembre 2003. Le Fonds a un actif de 62 millions de dollars. M. Hock est un gestionnaire de longue date de plusieurs autres fonds CI, y compris le Fonds de valeur mondiale CI, un fonds de premier quartile. Altrinsic remplace donc MFS Institutional Advisors Inc.

En second lieu, Peter Hodson, vice-président, gestion de portefeuille dans le Groupe de Fonds Signature, deviendra le gestionnaire de portefeuille du Fonds explorateur CI et du Fonds explorateur CI parts Prestige à partir du 26 février 2004. M. Hodson, qui a rejoint Fonds Signature suite à l'acquisition de Synergy, gère également la Catégorie sociétés à petite capitalisation canadiennes Synergy. Signature remplace donc John Sartz de Viking Capital Corp., qui a dirigé le Fonds au cours de la dernière année. Le Fonds explorateur CI a un actif de 259 millions de dollars.

« Avec l'ajout de Peter Hodson, un gestionnaire de petites capitalisations canadiennes grandement respecté, ramener la gestion de ce Fonds à l'interne est parfaitement logique, » a déclaré M. Anderson.

CI est une filiale en propriété exclusive de CI Fund Management Inc. (TSX : CIX), qui est une société de gestion de placements indépendante, sous contrôle canadien, qui gérait 56,7 milliards d'actifs rapportant des commissions au 30 novembre 2003. À travers ses principales filiales d'opération (CI Mutual Funds Inc., Assante Corporation et Skylon Advisors Inc.), CI offre une vaste gamme de choix de placement et de services, y compris une sélection sans égal de fonds de placement. CI est sur le Web à l'adresse www.cifunds.com.

-30-

Pour de plus amples renseignements, communiquez avec : Peter W. Anderson, Président et chef de la direction, CI Mutual Funds Inc. 416-364-1145.

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIP.UN **FOR IMMEDIATE RELEASE**

CI MASTER LIMITED PARTNERSHIP ANNOUNCES EXPECTED DISTRIBUTION TO LIMITED PARTNERS

Toronto, December 16, 2003 – CI Master Limited Partnership announced today its expected annual distribution to limited partners.

Rate:	$0.70 per limited partnership unit
Payable Date:	January 15, 2004
Record Date:	December 31, 2003

THIS IS ONLY AN ESTIMATE BASED ON CURRENT MARKET CONDITIONS AND IS SUBJECT TO CHANGES BASED ON THE ACTUAL FINANCIAL RESULTS FOR THE LIMITED PARTNERSHIP.

For further information, please contact:

Doug Jamieson
Vice-President
CI GP Limited
Tel. No.: (416) 364-1145

j:\mjk\lp\master\distribution\16dec03.dot

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSE Symbol: BOI.UN **FOR IMMEDIATE RELEASE**

BPI GLOBAL OPPORTUNITIES II FUND ANNOUNCES EXPECTED DISTRIBUTION TO UNITHOLDERS

Toronto, December 16, 2003 – BPI Global Opportunities II Fund (the "Fund") announced today its expected annual distribution to unitholders.

Rate:	$0.19 per unit
Payable Date:	January 15, 2004
Record Date:	December 31, 2003

In accordance with the Fund's Unitholder Distribution Reinvestment Plan, Canadian unitholders have the option to have any distribution reinvested in additional units of the Fund or receive the distribution in cash. DISTRIBUTIONS WILL BE REINVESTED UNLESS THE UNITHOLDER ELECTS TO RECEIVE THE DISTRIBUTION IN CASH BY CONTACTING THEIR INVESTMENT ADVISOR, WHO WILL NOTIFY THE TRANSFER AGENT. Unitholders not resident in Canada must receive the distribution in cash. The unit reinvestment is expected to be completed by approximately February 1, 2004.

The Fund, managed by CI Mutual Funds Inc., a wholly-owned subsidiary of CI Fund Management Inc., is a closed-end investment trust listed on The Toronto Stock Exchange (BOI.UN) which invests in a globally diversified portfolio of stocks, bonds and other securities.

THIS IS ONLY AN ESTIMATE BASED ON CURRENT MARKET CONDITIONS AND IS SUBJECT TO CHANGES BASED ON THE ACTUAL FINANCIAL RESULTS FOR THE FUND.

For further information, contact:
David C. Pauli
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES EXPECTED DISTRIBUTION TO UNITHOLDERS

Toronto, December 16, 2003 - DDJ Canadian High Yield Fund (the "Fund") announced today its expected quarterly distribution to unitholders.

Rate:	$0.60 per unit
Payable Date:	January 15, 2004
Record Date:	December 31, 2003

The Fund, managed by CI Mutual Funds Inc., is a closed-end investment trust listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the United States market by Canadian corporations.

THIS IS ONLY AN ESTIMATE BASED ON CURRENT MARKET CONDITIONS AND IS SUBJECT TO CHANGES BASED ON THE ACTUAL FINANCIAL RESULTS FOR THE FUND.

For further information, contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

j:\cvb\funds\ddj\distrib\2003\dec\ddj1216.doc

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, December 16, 2003 - DDJ U.S. High Yield Fund (the "Fund") announced today its expected monthly distribution to unitholders. The distribution will consist of a return of capital.

Rate:	$0.0625 per unit
Payable Date:	January 15, 2004
Record Date:	December 31, 2003

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

THIS IS ONLY AN ESTIMATE BASED ON CURRENT MARKET CONDITIONS AND IS SUBJECT TO CHANGES BASED ON THE ACTUAL FINANCIAL RESULTS FOR THE FUND.

For further information, contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

j:\cvb\funds\ddj\distrib\ddj-us\2003\december\press1216.dot

SKYLON CAPITAL CORP.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending December 31, 2003

December 18, 2003 –Convertible & Yield Advantage Trust (TSX: CNV.UN) announces a distribution for the month ending December 31, 2003 of $0.1458 per Unit payable on January 7, 2004 to Unitholders of record as at December 31, 2003.

The Trust's investment objectives are: (i) to provide Unitholders with a stable stream of monthly distributions of $0.1458 per Unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per Unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust (the "NAV") in order to return at least the original subscription price of the Units ($25.00 per Unit) to Holders on or about October 31, 2013 (the "Termination Date").

Convertible & Yield Advantage Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Capital Corp.
416-364-1145
1-800-268-9374

J:\cvb\funds\skylon\distributions\dec03\rel-skylon-convert.doc

SKYLON
CAPITAL CORP.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending December 31, 2003

December 18, 2003 –Skylon Global Capital Yield Trust II (TSX: SPO.UN) announces a distribution for the month ending December 31, 2003 of $0.1510 per Unit payable on January 7, 2004 to Unitholders of record as at December 31, 2003.

The Trust's investment objectives are: i) to provide holders of Units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per Unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per Unit); and ii) to endeavour to preserve and enhance the net asset value of the Trust (the "NAV") in order to return at least the original subscription price of the Units ($25.00 per Unit) to Holders on or about July 31, 2012.

Skylon Global Capital Yield Trust II is listed on The Toronto Stock Exchange under the symbol SPO.UN. To provide additional liquidity, Trust Units are also redeemable at the end of each calendar year for an amount equal to the net asset value per Unit.

For more information, please contact:

Skylon Capital Corp.
416-364-1145
1-800-268-9374

SKYLON
CAPITAL CORP.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending December 31, 2003

December 18, 2003 – Skylon International Advantage Yield Trust (the "Trust") announces distributions for the month ending December 31, 2003 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A Units	Cdn$0.1042 Per Unit	December 31, 2003	January 7, 2004
Series B Units	US$0.0417 Per Unit	December 31, 2003	January 7, 2004

The Trust's investment objectives are: i) to provide holders of Units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A Unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per Unit), and US$0.0417 per Series B Unit (US$0.50 per annum to yield 5.00% on the initial subscription price of US$10 per Unit); and ii) to endeavour to preserve and enhance the net asset value of each series of Units of the Trust (the "NAV") in order to return at least the original subscription price of the Units to investors on or about December 31, 2013 (the "Termination Date").

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A Units (Cdn$) trade under the symbol SIA.UN and Series B Units (US$) trade under the symbol SIA.U.

For more information, please contact: Skylon Capital Corp.
416-364-1145
1-800-268-9374

j:\cvb\funds\skylon\distributions\dec03\rel-skylon-intl.dot

82-4994

SKYLON
CAPITAL CORP.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending December 31, 2003

December 18, 2003 –Skylon Capital Yield Trust (TSX: SLN.UN) announces a distribution for the month ending December 31, 2003 of $0.1875 per Unit payable on January 7, 2004 to Unitholders of record as at December 31, 2003.

Skylon Capital Yield Trust's investment objectives are (i) to provide Unitholders with tax-effective monthly distributions of $0.1875 per Unit ($2.25 per Unit per year resulting in a 9% annual yield) consisting of capital gains and return of capital; and (ii) to return at least the original subscription price of $25 per Unit on or about April 30, 2007 by endeavouring to preserve and enhance the net asset value of the Trust.

Skylon Capital Yield Trust is listed on The Toronto Stock Exchange under the symbol SLN.UN. To provide additional liquidity, Trust Units are also redeemable at the end of each calendar year for an amount equal to the net asset value per Unit.

For more information, please contact: Skylon Capital Corp.
416-364-1145
1-800-268-9374

J:\cvb\funds\skylon\distributions\dec03\rel-skylon-capital.dot

SKYLON CAPITAL CORP.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending December 31, 2003

December 18, 2003 –Skylon Global Capital Yield Trust (TSX: SLP.UN) announces a distribution for the month ending December 31, 2003 of $0.1510 per Unit payable on January 7, 2004 to Unitholders of record as at December 31, 2003.

The Trust's investment objectives are: i) to provide holders of Units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per Unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per Unit); and ii) to endeavour to preserve and enhance the net asset value of the Trust (the "NAV") in order to return at least the original subscription price of the Units ($25.00 per Unit) to Holders on or about July 31, 2012.

Skylon Global Capital Yield Trust is listed on The Toronto Stock Exchange under the symbol SLP.UN. To provide additional liquidity, Trust Units are also redeemable at the end of each calendar year for an amount equal to the net asset value per Unit.

For more information, please contact: Skylon Capital Corp.
416-364-1145
1-800-268-9374

j:\cvb\funds\skylon\distributions\dec03\rel-skylon-global.dot

82-4994

SKYLON
CAPITAL CORP.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: SAX.UN **FOR IMMEDIATE RELEASE**

Saxon Diversified Value Trust Announces Distribution For Month Ending December 31, 2003

December 18, 2003 – Saxon Diversified Value Trust (TSX: SAX.UN) announces a distribution for the month ending December 31, 2003 of $0.0666 per Unit payable on January 7, 2004 to Unitholders of record as at December 31, 2003.

The Trust's investment objectives are (i) to provide Unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per Unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per Unit); and (ii) endeavour to preserve and enhance the net asset value of the Trust (the ''NAV'') in order to return at least the original subscription price of the Units ($10.00 per Unit) to Holders on or about December 31, 2012.

Saxon Diversified Value Trust is listed on The Toronto Stock Exchange under the symbol SAX.UN. To provide additional liquidity, Trust Units are also redeemable at the end of each calendar year for an amount equal to the net asset value per Unit.

For more information, please contact:
Skylon Capital Corp.
416-364-1145
1-800-268-9374

j:\cvb\funds\skylon\distributions\dec03\rel-saxon.dot

SKYLON ADVISORS INC.

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skyloncapital.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: HYM.UN**

Skylon announces completion of $100 million public offering of High Yield & Mortgage Plus Trust

TORONTO (December 18, 2003) – Skylon Advisors Inc., the manager of the High Yield & Mortgage Plus Trust (the "Trust"), announced that the Trust completed today its initial public offering of the maximum 4,000,000 units at a price of $25 per unit, for gross proceeds of $100 million.

Units of the Trust are now trading on the Toronto Stock Exchange under the symbol HYM.UN.

The investment objectives of the High Yield & Mortgage Plus Trust are to provide a stable stream of tax-efficient monthly distributions equal to a 7.5% annual yield and to return at least the $25 per unit subscription price on or about December 31, 2014.

The Trust invests in an actively managed portfolio of high-yield debt and Canadian commercial mortgage-backed securities. The portfolio adviser is Marret Asset Management Inc., a Toronto-based investment management firm with extensive experience in the high-yield debt market. The adviser's strategies include the ability to hedge against rising interest rates.

"The success of this offering was a result of the Trust's strong combination of benefits, including a tax-efficient income stream, the interest rate hedging, exposure to two distinct asset classes and Marret's professional portfolio management expertise," said David R. McBain, Skylon President and Chief Executive Officer.

Monthly distributions from the Trust will be paid in the form of return of capital and capital gains. This structure is more tax-efficient given that return of capital is not taxed and capital gains are generally taxed at a lower rate than dividends or interest income.

CIBC World Markets Inc. and TD Securities Inc. were the lead agents for the offering, along with a syndicate of other investment dealers. The Trust has granted to the agents an option to purchase an additional 600,000 units of the Trust.

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment products, including structured products and the VentureLink Group of labour-sponsored funds. Skylon is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with $56.7 billion in fee-generating assets as of November 30, 2003, and the industry's broadest selection of investment funds. Skylon is on the web at www.skyloncapital.com.

-30-

For further information, contact:
David R. McBain, President and Chief Executive Officer, Skylon Advisors Inc.
Tel.: (416) 364-1145

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIP.UN **FOR IMMEDIATE RELEASE**

CI MASTER LIMITED PARTNERSHIP ANNOUNCES DISTRIBUTION TO LIMITED PARTNERS

Toronto, December 31, 2003 – CI Master Limited Partnership announced today its annual distribution to limited partners.

Rate:	$0.70 per limited partnership unit
Payable Date:	January 15, 2004
Record Date:	December 31, 2003

For further information, please contact:

Doug Jamieson
Vice-President
CI GP Limited
Tel. No.: (416) 364-1145

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CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSE Symbol: BOI.UN **FOR IMMEDIATE RELEASE**

BPI GLOBAL OPPORTUNITIES II FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, December 31, 2003 – BPI Global Opportunities II Fund (the "Fund") announced today its annual distribution to unitholders.

Rate:	$0.19 per unit
Payable Date:	January 15, 2004
Record Date:	December 31, 2003

In accordance with the Fund's Unitholder Distribution Reinvestment Plan, Canadian unitholders have the option to have any distribution reinvested in additional units of the Fund or receive the distribution in cash. DISTRIBUTIONS WILL BE REINVESTED UNLESS THE UNITHOLDER ELECTS TO RECEIVE THE DISTRIBUTION IN CASH BY CONTACTING THEIR INVESTMENT ADVISOR, WHO WILL NOTIFY THE TRANSFER AGENT. Unitholders not resident in Canada must receive the distribution in cash. The unit reinvestment is expected to be completed by approximately February 1, 2004.

The Fund, managed by CI Mutual Funds Inc., a wholly-owned subsidiary of CI Fund Management Inc., is a closed-end investment trust listed on The Toronto Stock Exchange (BOI.UN) which invests in a globally diversified portfolio of stocks, bonds and other securities.

For further information, contact:
David C. Pauli
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

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CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, December 31, 2003 - DDJ Canadian High Yield Fund (the "Fund") announced today its quarterly distribution to unitholders.

Rate:	$0.60 per unit
Payable Date:	January 15, 2004
Record Date:	December 31, 2003

The Fund, managed by CI Mutual Funds Inc., is a closed-end investment trust listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the United States market by Canadian corporations.

For further information, contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

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82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, December 31, 2003 - DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution to unitholders. The distribution will consist of a return of capital.

Rate: $0.0625 per unit

Payable Date: January 15, 2004

Record Date: December 31, 2003

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

j:\cvb\funds\ddj\distrib\ddj-us\2003\december\dec3103.doc